GEOMET, INC.

909 Fannin, Suite 3208

Houston, Texas 77010

July 24, 2006

Via EDGAR Electronic Transmission

and Facsimile: (202) 772-9369

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Ms. Mellissa Campbell Duru

Re:	GeoMet, Inc.
Registration Statement on Form S-1
File No. 333-134070

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, GeoMet, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 4:00 p.m., Eastern Time, on July 26, 2006, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant hereby acknowledges that (a) if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Registrant may not assert the Commission declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call Dallas Parker of Thompson & Knight LLP at 713-951-5800 (facsimile (832) 397-8110 and email dallas.parker@tklaw.com).

Very truly yours,

GEOMET, INC.

By:	/s/ William C. Rankin
William C. Rankin
Executive Vice President and Chief Financial Officer

Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

July 24, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GeoMet, Inc.
Registration Statement on Form S-1 (SEC File No. 333-134070)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of GeoMet, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on July 26, 2006 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between July 10, 2006 and the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 10, 2006 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	1,937
Dealers	253
Institutions	9,845
Others	522

Total	12,557

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BANC OF AMERICA SECURITIES LLC A.G. EDWARDS & SONS, INC. RAYMOND JAMES & ASSOCIATES, INC.

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name: Thomas M. Morrison Title: Managing Director, Equity Capital Markets